SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003

British Biotech
(Translation of Registrant’s Name Into English)

Thames Court, Watlington Road, Oxford OX4 6LY England
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

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CONTENTS OF REPORT
Document

1.	News Release, Friday, 25 April 2003, Director's Interests.

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News release

Friday, 25 April 2003

Directors’ Interests

British Biotech plc announces that, following the completion on 23 April 2003 of the merger with RiboTargets Holdings plc, the grants of options over ordinary shares of 5p each in the Company described in the Listing Particulars issued by the Company on 21 March 2003 to Dr P J Fellner, Mr S Sturge, Mr T P W Edwards and Mr A J Weir were made by the Company on Friday 25 April 2003. The numbers of shares under option granted to Mr Sturge, Mr Edwards and Mr Weir are, respectively, 1,367,520, 717,940 and 615,380 and the exercise price of those options is 58.5p.

–ends–

Enquiries:

British Biotech plc	www.britishbiotech.com

Tony Weir, Finance Director	Tel: 01865 781166

Brunswick Group

Jon Coles	Tel: 020 7404 5959

Safe Harbour statement: this news release contains forward-looking statements that reflect the Company’s current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies and the uncertainties related to the regulatory process.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH BIOTECH PLC

Date:	May 7, 2003	By: /s/ Tony Weir

Name: Tony Weir Title: Finance Director